Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX

Shareholders are advised of the following information relating to dealings in securities by a director of major subsidiaries of MiX:

Name of director:	Brendan Horan
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited (“MiX Africa”), MiX Telematics Investments Proprietary Limited (“MiX Investments”) and MiX Telematics International Proprietary Limited (“MiX International”)
Transaction date:	3 September 2015
Class of securities:	Ordinary shares
Number of securities:	1 200
Price per security:	R3.00
Total value:	R3 600.00
Nature of transaction:	On-market purchase
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Brendan Horan
Name of subsidiary companies:	MiX Africa, MiX Investments and MiX International
Transaction date:	4 September 2015
Class of securities:	Ordinary shares
Number of securities:	4 118
Price per security:	R3.13
Total value:	R12 889.34
Nature of transaction:	On-market purchase
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Brendan Horan
Name of subsidiary companies:	MiX Africa, MiX Investments and MiX International
Transaction date:	4 September 2015
Class of securities:	Ordinary shares
Number of securities:	16 582
Price per security:	R3.15
Total value:	R52 233.30
Nature of transaction:	On-market purchase
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

9 September 2015

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